Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 7 October 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
01/10/2019	—	—	—	10,300	151.9994	1,565,593.82	1,436,588.20	10,300	139.4746	1,436,588.20
02/10/2019	94,720	135.0075	12,787,910.40	22,000	147.0551	3,235,212.20	2,961,292.63	116,720	134.9315	15,749,203.03
03/10/2019	54,434	134.2856	7,309,702.35	3,200	148.6396	475,646.72	434,340.90	57,634	134.3659	7,744,043.25
Total	149,154	134.7440	20,097,612.75	35,500	148.6325	5,276,452.74	4,832,221.73	184,654	135.0084	24,929,834.48

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 27 September 2019, the total invested consideration has been:

•	Euro 149,999,949.15 for No. 1,063,109 common shares purchased on the MTA (equal to the full amount of the Second Tranche to be executed on MTA as announced on 1 July 2019)

•	USD 30,903,765.66 (Euro 28,081,054.07 *) for No. 202,085 common shares purchased on the NYSE resulting in total No. 8,242,228 common shares held in treasury as of 4 October 2019. As of the same date, the Company held 3.20% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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